SUB-ITEM 77C

Submission of Matters to a Vote of Security Holders
Trust for Credit Unions

      A Special Meeting of Shareholders (the "Meeting") of Trust for Credit Unions (the "Trust") was held on May 12, 2017.
The following proposal was submitted for a vote of the shareholders of each Portfolio of the Trust:

      1. Approval of a new investment advisory agreement between the Trust on behalf of each of its series and ALM First Investment Advisors, LLC ("ALM First" or the "Adviser"). The Government Money Market Portfolio, a series of the Trust that suspended operations as of the close of business on May 30, 2014, does not currently have any shares outstanding but will be included in the new advisory agreement.

      With respect to Proposal 1, the following votes were recorded:

Name of Fund                   For          Against      Abstain

Ultra-Short Duration       37,088,180.335      0           0
Government Portfolio


Short Duration Portfolio   35,161,402.401      0            0